December 12, 2024

Jerome Rouquet
Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111

       Re: Visteon Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 20, 2024
           File No. 001-15827
Dear Jerome Rouquet:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing